

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-Mail
Mr. Balakrishnan B S Muthu
Chief Financial Officer
Verde Resources, Inc.
Unit 1503, 15/F, The Phoenix, 21-25 Luard Road
Wanchai, Hong Kong

> **Re:** **Verde Resources, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 2, 2014**
> **File No. 333-170935**

Dear Mr. Muthu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

(3) Appointment of Independent Accountants for Gold Billion Global Limited

1. Please provide us with additional information regarding each of the consultations with Albert Wong & Co. CPAs about the application of accounting principles to a specified transaction. In your response, please ensure to address the consultations related to:
   - the definition of a reverse merger (ASC 805-10-40),
   - the definition of a variable interest entity (ASC 810-10), and
   - whether the assignment of management rights of Champmark Sdn Bhd ("CSB") to GBL would result in GBL having a controlling interest in CSB, so GBL would treat CSB as a deemed subsidiary as prescribed in ASC 810-10 and consolidate CSB into its consolidated financial statements under VIE accounting.

2. Additionally, please tell us whether Albert Wong & Co. CPAs performed any management functions for the company as a result of such accounting advice related to the consultations and whether Albert Wong & Co. CPAs will find itself auditing its own work and accounting advice. In your response, please tell us if Albert Wong & Co. CPAs provided the company with any written memos or materials related to the consultations, and if so, provide us with a copy of the memos or materials.

3. Please also provide additional details regarding your consultation with Albert Wong & Co. CPAs about the type of audit opinion that may be rendered on the company's financial statements. Explain why you consulted the firm about the type of audit opinion that may be rendered, and why the advice provided to the company by the firm was an important factor in reaching a decision as to any accounting, auditing or financial reporting issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3727 if you have any questions.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant